Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 713-439-8966

VIA EDGAR

September 10, 2014

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Baker Hughes Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
File No. 1-09397

Dear Ms. Blye:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated August 28, 2014, which was received by Baker Hughes Incorporated (the “Company”, “we”, “you”, or “our”) regarding the filing listed above. Our response repeats the captions and comments contained in the Staff’s August 28, 2014 letter in italics for your reference.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.
You stated in your letter to us dated July 19, 2011 that a non-U.S. subsidiary sold products into Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K your contacts with Syria. Please provide us with information regarding any contacts with Syria since the referenced letter. You should describe any goods, technology or services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Prior to 2012, the Company, through a foreign subsidiary, sold basic oil well completion equipment and related fluid products to Al-Furat Petroleum Company under two contracts that were renewed from time to time. These sales were not considered material to the Company, including at the reporting segment level. Details related to revenues, assets and liabilities for Syria are provided in our response to Comment 2 below.

The above-stated supply relationship was suspended in 2011 and is in the process of being terminated. The Company’s foreign subsidiary currently is in the process of winding down its business operations in Syria (e.g., collecting receivables and paying taxes). To the extent any products have been sold into Syria since our letter dated July 19, 2011, those products were produced abroad and did not contain more than the allowable de minimis U.S. content. The Company does not deal with the Government of Syria, except that Al-Furat Petroleum Company is 50% owned by the Syrian Petroleum Company, a national oil company. As noted above, our foreign subsidiary is lawfully operating in Syria to the extent required as part of the termination of business in Syria.

2.
Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materially in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

The Company acknowledges it is required to disclose information that a reasonable investor would think is material to an investment decision in light of the circumstances under which the disclosures are made (including the total mix of information).

Below is a summary of the revenues, assets and liabilities of the Company for 2014, 2013, 2012 and 2011 associated with Syria (in millions).

Year	Revenue[1]	Assets[2,3]	Liabilities[3]
2011	$4.7	$1.9	$0.4
2012	$0.0	$0.7	$0.4
2013	$0.0	$0.2	$0.3
Q1 2014	$0.0	$0.2	$0.3
Q2 2014	$0.0	$0.2	$0.3

1.	The Company’s foreign subsidiary had de minimis revenues since 2011, in no year exceeding $0.001 million.

2.	Net of provisions for uncollectable accounts receivable.

3.	As of December 31 of the indicated year and the last day of the indicated quarter.

As is apparent, the Company has derived de minimis revenue from Syria for the past three full calendar years and in calendar year 2014 and the Company’s assets and liabilities listed above are not material to the Company’s balance sheet. As noted above, the Syria-related contracts were suspended in 2011 and are in the process of being terminated.

Given that the Company did not have material operations in Syria and is winding down its business in Syria, the Company believes that its current situation with regard to operations in Syria does not constitute a material investment consideration or risk for its investors and will not have a material impact on either the Company’s reputation or on its share value.

As mentioned in prior correspondence with the SEC, the Company initiated a successful process in 2005 to require its independent, foreign subsidiaries to forego business activity that directly or indirectly involves or facilitates transactions in countries designated as state sponsors of terrorism or with their governments, including government-controlled companies outside of these countries. As a result, the Company believes that its current situation with regard to operations with countries designated as state sponsors of terrorism does not constitute a material investment consideration or risk for its investors and will not have a material impact on either the Company’s reputation or on its share value. The Company believes that its position with respect to its business operations in Syria will be respected and endorsed by various American state and municipal governments, universities, and other investors who have proposed or adopted divestment or other initiatives regarding investment in companies that do business with those countries and governments. As noted above, the Company’s prior sales of goods and associated services in Syria were conducted in compliance with U.S. export laws; it is terminating business there, including business previously conducted by its foreign subsidiary; and there are only de minimis revenues associated with Syria now or in the recent past.

As we indicated in our response to the SEC in November 2008 and to the Office of Global Security Risk on January 20, 2006, and reconfirmed in our letter dated July 19, 2011, despite our extensive disclosure of foreign operations worldwide, the Company has never received a stockholder proposal for inclusion in its proxy statement regarding business operations in foreign countries that are identified as state sponsors of terrorism or subject to economic sanctions, and, to the best of our knowledge, the Company has had very few inquiries from investors for such information.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 28, 2014. Please do not hesitate to call me at 713-439-8709 or Lee Whitley, Corporate Secretary and Senior Corporate Counsel, at 713-439-8122, with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely Yours,

/s/ William D. Marsh

William D. Marsh
Vice President and General Counsel

Cc:	Roger Schwall, Assistant Director, Division of Corporation Finance
Pradip Bhaumik, SEC Special Counsel
Martin S. Craighead, Chairman and CEO
Lee Whitley, Corporate Secretary and Senior Corporate Counsel